Exhibit 99.2

ARIBA, INC. 1999 EQUITY INCENTIVE PLAN:

Restricted Stock Agreement

Payment for Shares	No payment is required for the shares that you are receiving.

Vesting

34% of the shares that you are receiving will vest on the first Permissible Trading Day that coincides with or follows the date on which you complete the first 12 months of continuous service as an employee, consultant or director of the Company or a subsidiary of the Company (“Service”) from the Vesting Commencement Date.

Thereafter, 33% of the shares from the award that you are receiving will vest on the first Permissible Trading Day that coincides with or follows the date on which you complete each additional 12-month period of continuous Service.

No additional shares will vest after your Service has terminated for any reason.

“Permissible Trading Day” means a day that satisfies each of the following requirements:

•       The Nasdaq National Market is open for trading on that day,

•       You are permitted to sell shares of the Company’s Common Stock on that day without incurring liability under Section 16(b) of the Securities Exchange Act of 1934, as amended,

•       You are not in possession of material non-public information that would make it illegal for you to sell shares of the Company’s Common Stock on that day under Rule 10b-5 of the Securities and Exchange Commission, and Rule 10b5-1 of the Securities and Exchange Commission is not applicable,

•       Under the Company’s written Securities Trading Policy, you are permitted to sell shares of the Company’s Common Stock on that day, and

•       You are not prohibited from selling shares of the Company’s Common Stock on that day by a written agreement between you and the Company or a third party.

Shares Restricted	Unvested shares will be considered “Restricted Shares.” You may not sell, transfer, pledge or otherwise dispose of any Restricted Shares without the written consent of the Company, except as provided in the next sentence. You may transfer Restricted Shares to your spouse, children or grandchildren or to a trust established by you for the benefit of yourself or your spouse, children or grandchildren. However, a transferee of Restricted Shares must agree in writing on a form prescribed by the Company to be bound by all provisions of this Agreement.

Forfeiture

If your Service terminates for any reason, then your Restricted Shares will be forfeited to the extent that they have not vested as of the termination of your Service. This means that any Restricted Shares that have not vested under this Agreement will immediately revert to the Company. You receive no payment for Restricted Shares that are forfeited.

The Company determines when your Service terminates for this purpose.

Leaves of Absence and Part-Time Work

For purposes of this grant, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by applicable law, the Company’s written leave of absence policy (as in effect for similarly situated employees) or the terms of your leave. But your Service terminates when the approved leave ends, unless you immediately return to active work.

If you go on a leave of absence, then the vesting dates specified above may be adjusted in accordance with the Company’s written leave of absence policy (as in effect for similarly situated employees) or the terms of your leave. If you commence working on a part-time basis, then the vesting dates specified above may be adjusted in accordance with the Company’s written part-time work policy (as in effect for similarly situated employees) or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Voting Rights	You may vote your shares even before they vest.

Stock Certificates	The Company will hold your Restricted Shares for you. After shares have vested, a stock certificate for those shares will be released to a broker for your account. The Company will select the broker at its discretion.

Withholding Taxes

You will be required to pay all withholding taxes that become due as a result of this grant or the vesting of the shares included in this grant. You are required to pay the withholding taxes to the Company (a) in cash or check or (b) You may direct a broker selected or approved by the Company for this purpose (the “Designated Broker”) to sell shares in the open market with a value sufficient to satisfy the withholding taxes and that Designated Broker will deliver withholding tax amounts to the Company. In either case, the withholding tax amount must be delivered to the Company within 3 business days of vesting. Alternatively, the Company (at its sole discretion and after written notice to You) may elect to withhold the minimum number of shares with a value sufficient to satisfy all withholding taxes required by law.

If the tax withholding amount is not delivered to the Company pursuant to one of the methods described above, you agree that Company may do any of the following to satisfy the withholding requirement:

•       The Company may instruct the Designated Broker to sell shares with a value sufficient to satisfy all unpaid withholding taxes,

•       The Company may deduct the withholding taxes from any cash compensation and/or expense reimbursements payable to you, if the amount of cash compensation is sufficient to satisfy the withholding taxes,

•       The Company may withhold (or have the Designated Broker return to the Company) the minimum number of shares with a value sufficient to satisfy all withholding taxes required by law,

•       Use any other method permitted by applicable law.

By signing the Notice of Restricted Stock Award to which this Agreement is attached, you agree that (a) the Designated Broker may sell a portion of the shares included in this grant for your account, in accordance with the Company’s instructions and without additional direction by you, in order to pay all unpaid withholding taxes required by law and (b) you will submit any additional written instructions or consents that the Designated Broker may require in order to sell shares with a value sufficient to satisfy all unpaid withholding taxes.

Restrictions on Resale	You agree not to sell any shares at a time when applicable laws or the Company’s Securities Trading Policy prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

No Retention Rights	Your grant or this Agreement does not give you the right to be employed or retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company stock, the number of Restricted Shares that remain subject to forfeiture will be adjusted accordingly.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions).

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference.

The Plan, this Agreement and the Notice of Restricted Stock Award constitute the entire understanding between you and the Company regarding this grant. Any prior agreements, commitments or negotiations concerning this grant are superseded. However, if you and the Company entered into a Severance Agreement, then that Severance Agreement is not superseded and will continue to apply. This Agreement may be amended only by another written agreement between the parties.

BY ACCEPTING THIS GRANT, YOU AGREE TO ALL OF THE TERMS AND

CONDITIONS DESCRIBED ABOVE, IN THE PLAN AND IN

THE NOTICE OF RESTRICTED STOCK AWARD.